            As filed with the Securities and Exchange Commission on June 9, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              SHAW INDUSTRIES, INC.
                              ---------------------
             (Exact Name of Registrant as Specified in Its Charter)


                          Georgia                                                            58-1032521
                          -------                                                            ----------
         (State of Incorporation or Organization)                                         (I.R.S. Employer
                                                                                         Identification No.)

                  616 East Walnut Avenue
                       Dalton, Georgia                                                          30720
             ----------------------------------                                                 -----
          (Address of Principal Executive Offices)                                            (Zip Code)


If this form relates to the registration of a         If this form relates to the registration of a
class of debt securities and is effective upon        class of debt securities and is to become
filing pursuant to General Instruction                effective simultaneously with the
A(c)(1), please check the following box | |           effectiveness of a concurrent registration
                                                      registration statement under the Securities
                                                      Act of 1933 pursuant to General Instruction
                                                      A(c)(2), please check the following box | |

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


                Title of Each Class                                 Name of Each Exchange on Which
                to be so Registered                                 Each Class is to be Registered
                -------------------                                 -------------------------------

            Common Stock, No Par Value                                The Pacific Stock Exchange
                $1.11 Stated Value

            Rights to Purchase Series A
           Participating Preferred Stock                              The Pacific Stock Exchange
                 $.50 Stated Value

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

         Shaw Industries, Inc. (the "Registrant") is authorized by its Amended and Restated Articles of Incorporation ("Articles of Incorporation") to issue up to 500,000,000 shares of common stock, without par value ($1.11 stated value per share) (the "Common Stock"). The holders of shares of Common Stock are entitled to one vote per share on all matters on which shareholders are entitled or permitted to vote. Shareholders are not entitled to cumulate their votes in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election if they choose to do so. The holders of shares of Common Stock have no redemption or conversion rights, are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, participate ratably in any distribution of assets to shareholders upon liquidation, dissolution or winding up of the Registrant, and have no preemptive or other subscription rights. All of the outstanding shares of Common Stock are fully paid and non-assessable. The payment of cash dividends is subject to certain restrictions contained in the Registrant's long-term loan agreements.

PREFERRED STOCK

         The Registrant is also authorized by its Articles of Incorporation to issue up to 250,000 shares of preferred stock, without par value ($.50 stated value per share) ("Preferred Stock"). The Articles of Incorporation authorize the Board of Directors to fix, with respect to any series of Preferred Stock, the preferences, limitations and relative rights of the shares of such series. A series of Preferred Stock, designated Series A Participating Preferred Stock (as hereinafter defined), has been established by the Board of Directors, comprised of 200,000 shares, having the rights, preferences and privileges set forth in the Registrant's Articles of Incorporation. The shares of Series A Participating Preferred Stock are reserved for issuance upon certain specified events as described in the Restated Rights Agreement hereinafter described.

ARTICLES OF INCORPORATION AND BYLAWS

         The Articles of Incorporation provide that the Board of Directors of the Registrant shall be divided into three classes with staggered three-year terms, with the exact number of directors fixed from time to time in accordance with the Bylaws of the Registrant. The Bylaws of the Registrant provide that the Board of Directors shall consist of a number of directors not less than seven nor more than eleven.

         The Articles of Incorporation of the Registrant require that, in addition to any affirmative vote required by law, the Articles of Incorporation, or the Bylaws, the affirmative vote of holders of at least 80% of the outstanding voting stock of the Registrant will be required to approve any business combination such as a merger, consolidation, liquidation or dissolution which is

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proposed by or on behalf of a shareholder who beneficially owns 10% or more of the outstanding voting stock of the Registrant unless such proposal either (i) satisfies certain fair price and procedural requirements or (ii) receives the approval of two-thirds of the directors not affiliated with such shareholder. If either of such conditions is satisfied, the proposed business combination would be subject to the majority vote requirement otherwise applicable under Georgia law. This provision could have the effect of delaying, deferring or preventing a change in control of the Registrant or the consummation of such a business combination.

         The Registrant is subject to the "fair price" and the "business combination" provisions of the Georgia Business Corporation Code (the "GBCC"). The fair price provisions require that specified business combinations between a corporation and an "interested shareholder" (generally defined as any shareholder who owns, beneficially or otherwise, 10% or more of the outstanding voting stock of such corporation) be approved (i) unanimously by continuing directors (provided there are at least three continuing directors), or (ii) by a majority of the votes entitled to be cast by holders of voting shares (excluding those held by the interested shareholder), after being recommended for approval by at least two-thirds of the continuing directors. These approval requirements do not apply if certain "fair price" standards are met or certain other provisions relating to the conduct of the interested shareholder with respect to the corporation are satisfied. The business combination provisions prohibit certain "resident domestic corporations" from entering into a business combination with any interested shareholder (as defined under the fair price provisions described above) for a period of five years after the interested shareholder became an interested shareholder, unless the business combination is approved by the corporation's board of directors prior to the date the interested shareholder became an interested shareholder, or the interested shareholder acquired 90% or more of the outstanding voting stock of the corporation as part of the transaction in which it became an interested shareholder, or, after becoming an interested shareholder, the interested shareholder acquires 90% or more of the outstanding voting stock of the corporation and the business combination is approved by a majority of the remaining outstanding voting stock entitled to vote thereon.

         The fair price and business combination provisions of the GBCC are not applicable to a Georgia corporation unless specifically made applicable by such corporation's bylaws. The Bylaws of the Registrant contain a provision making the fair price and business combination provisions of the GBCC specifically applicable to the Registrant. The fair price and business combination provisions of the GBCC may tend to discourage attempts by third parties to acquire the Registrant in a hostile takeover effort and may adversely affect the price that such a potential purchaser would be willing to pay for the stock of the Registrant. These provisions also may permit a minority of directors and holders of voting stock of the Registrant to prevent a business combination regardless of the terms of such proposed transaction.

RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK

         On March 29, 1989, the Board of Directors of the Registrant declared a dividend distribution of one right (each, a "Right" and collectively, the "Rights") for each outstanding

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


share of Common Stock of the Registrant to shareholders of record at the close of business on April 10, 1989 (the "Record Date"), pursuant to the Rights Agreement, dated as of April 10, 1989 (the "Original Rights Agreement"), between the Registrant and The Citizens and Southern Trust Company (Georgia), N.A., as rights agent. The Board of Directors of the Registrant has approved and adopted certain amendments to the terms of the Rights and the Original Rights Agreement under which the Rights had been issued. The description and terms of the Rights, as currently in effect, are set forth in the Amended and Restated Rights Agreement (the "Restated Rights Agreement"), dated as of April 10, 1999, between the Registrant and Wachovia Bank, N.A., as rights agent. The following is a summary of the Rights and the terms of the Restated Rights Agreement.

         Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Registrant one one-hundredth of a share of convertible Preferred Stock, designated as Series A Participating Preferred Stock, $1.00 stated value per share (the "Series A Participating Preferred Stock"), of the Registrant at a price of $100.00 (the "Purchase Price"), subject to adjustment. The Rights are attached to all certificates representing shares of Common Stock outstanding and no separate Rights certificates have been distributed. Until the earlier to occur of (i) the close of business on the tenth business day after a public announcement that, without the prior consent of the Registrant, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities representing 15% or more of the outstanding shares of Common Stock of the Registrant or (ii) the close of business on the tenth business day after (unless such date is extended by the Board of Directors) the date of the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Registrant (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding, by such Common Stock certificates together with this Summary of Rights. The Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) April 10, 2009, (ii) consummation of a merger transaction with a person who or group that acquired Common Stock pursuant to a Permitted Offer (as defined below), and who or that is offering in the merger the same price per share and form of consideration paid in the


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Permitted Offer, (iii) consummation of an exchange of all of the exercisable
Rights for shares of Common Stock, or (iv) redemption by the Registrant as described below.

         The Purchase Price payable and the number of shares of Series A Participating Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Participating Preferred Stock, (ii) upon the grant to holders of the Series A Participating Preferred Stock of certain rights or warrants to subscribe for Series A Participating Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Series A Participating Preferred Stock at less than the current market price of the Series A Participating Preferred Stock or (iii) upon the distribution to holders of the Series A Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to in clause (ii) above).

         In the event that, after the first date of public announcement by the Registrant or an Acquiring Person that an Acquiring Person has become such, the Registrant is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Registrant's assets or earning power is sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). In the event that a person becomes the beneficial owner of securities representing 15% or more of the outstanding shares of Common Stock of the Registrant (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Registrant to be both adequate and otherwise in the best interests of the Registrant and its shareholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right (other than any Acquiring Person) will for a 60-day period thereafter have the right to receive, upon exercise, that number of shares of Common Stock having a market value of two times the exercise price of the Right, or, if the Registrant does not have sufficient treasury shares and authorized but unissued Common Stock, shares of Common Stock, to the extent available, and then (after all treasury and authorized and unreserved shares of Common Stock have been issued) cash, reduction of the Purchase Price, common stock equivalents (such as Series A Participating Preferred Stock or another equity security with at least the same economic value as the Common Stock), debt securities or other assets having an aggregate value of two times the exercise price of the Right (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are



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or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person becomes such shall become void insofar as they relate to the Merger Right or the Subscription Right.

         At any time after any person becomes an Acquiring Person but prior to the acquisition by any person of 50% or more of the outstanding shares of Common Stock, the Registrant may exchange the Rights (other than any Rights held by the Acquiring Person) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time prior to the earlier to occur of (i) close of business in the tenth business day after a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Registrant may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Registrant but not involving an Acquiring Person or any person who was an Acquiring Person or following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than 15% of the voting power of the Registrant's voting securities. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten business days, prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Series A Participating Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Registrant may issue (unless otherwise provided in the terms of such other series of preferred stock). Each share of Series A Participating Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $1.00. In the event of liquidation, the holders of Series A Participating Preferred Stock will receive a preferred liquidation payment equal to the greater of 100 times the Purchase Price or 100 times the payment made per each share of Common Stock. Subject to certain adjustments to reflect an increase or decrease in the number of outstanding shares of Common Stock, each one one-hundredth of a share of Series A Participating Preferred Stock shall, for a period of 90 days after issuance, be convertible into one share of Common Stock.

         Each share of Series A Participating Preferred Stock will have 100 votes, voting together with the shares of Common Stock. With regard to any election for the Registrant's Board of


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Directors, however, the maximum number of votes for the election of directors exercised by holders of shares of preferred stock (including the Series A Participating Preferred Stock) shall not exceed the number of votes for the election of directors represented by authorized and issued shares of Common Stock less one, and the number of votes for the election of directors exercised by holders of shares of preferred stock (including the Series A Participating Preferred Stock) shall be reduced as necessary on a pro rata basis to effectuate this result. If the Registrant fails to pay dividends on the Series A Participating Preferred Stock for a specified period (a "default period"), the holders of Series A Participating Preferred Stock shall have the additional right to elect a number of directors equal to two-thirds of the existing members of the Board of Directors, rounded down, until such default period expires. The total number of directors constituting the Board of Directors shall be increased accordingly for only so long as the default period continues.

         In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Series A Participating Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series A Participating Preferred Stock will be issuable; however, the Registrant may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Series A Participating Preferred Stock on the last trading date prior to the date of exercise.

         Until a Right is exercised, the holder, thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

         A copy of the Restated Rights Agreement is attached hereto as Exhibit
4.2 and is incorporated herein by reference. The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to the Restated Rights Agreement.


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ITEM 2. EXHIBITS

      EXHIBIT NUMBER                       DESCRIPTION
                        -----------------------------------------------------

            3.1         Amended and Restated Articles of Incorporation.
                        [Incorporated herein by reference to Exhibit 3(a) to the Registrant's Registration Statement filed with the Securities and Exchange Commission on December 28, 1993
                        (File No. 33-51719).]

            3.2         Bylaws, as amended. [Incorporated herein by reference to
                        Exhibit 3.1 to the Registrant's Current Report on Form
                        8-K filed with the Securities and Exchange Commission on April 6, 1999 (File No. 1-6853).]

            4.1         Specimen Common Stock Certificate of the Registrant.
                        [Incorporated herein by reference to Exhibit 2 to the Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 12,
                        1989 (File No. 1-6853).]

            4.2 Form of Amended and Restated Rights Agreement, dated as of April 10, 1999, between the Registrant and Wachovia
                        Bank, N.A., as rights agent. [Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current
                        Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 1999 (File No. 1-6853).]

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  SHAW INDUSTRIES, INC.
                                  (Registrant)


                                  By: /s/ Bennie M. Laughter
                                     -----------------------------------------
                                     Bennie M. Laughter
                                     Vice President, Secretary and
                                         General Counsel



Dated: June 7, 1999




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